UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 6, 2009

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville Lucia.domville@us.grayling.com Tel: (646) 284-9416

TGS Announces Results for the Third Quarter 2009

and Nine-Month Period ended September 30, 2009

FOR IMMEDIATE RELEASE: Monday, November 9, 2009

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported net income of Ps. 25.8 million, or Ps. 0.032 per share (Ps. 0.162 per ADS), for the three-month period ended September 30, 2009, compared to a net income of Ps. 37.0 million, or Ps. 0.047 per share (Ps. 0.233 per ADS), recorded in the same 2008 period. Lower net income was mainly explained by a significant decline in export volumes for natural gas liquids (“NGL”).

Net income for the nine-month period ended September 30, 2009 was Ps. 38.7 million, or Ps. 0.049 per share (Ps. 0.244 per ADS), which compares to Ps. 173.1 million, or Ps. 0.218 per share (Ps. 1.089 per ADS), in the same previous year period. The negative variation is partially attributable to a reduction in revenues associated with the sharp decline of propane, butane and natural gasoline international prices during the last quarter of 2008. In addition, the Argentine peso depreciated against US dollar during the nine-month period ended September 30, 2009 generating a foreign exchange rate loss of Ps. 75.9 million, which compares with an foreign exchange rate gain of Ps. 4.7 million reported in the 2008 period.

Third Quarter 2009 vs. Third Quarter 2008

In the three-month period ended September 30, 2009, TGS posted total net revenues of Ps. 337.3 million, in comparison with Ps. 374.7 million earned in 2008’s third quarter.

Natural Gas Transportation revenue for the third quarter of 2009 amounted to Ps. 139.8 million, compared to the Ps. 127.3 million in the same 2008 quarter. This increase primarily reflects additional revenue generated by new firm transportation contracts along with incremental revenues generated by the operation, and maintenance of the 78-million-cubic-feet-per-day-pipeline capacity expansion carried out under the Gas Trust Program. The expansion work concluded at the end of 2008.

The Natural Gas Transportation segment represented approximately 41% and 34% of the Company’s total revenue during the third quarter of 2009 and 2008, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. TGS also provides interruptible transportation services; however, they are subject to pipeline capacity availability. This segment is regulated by the Ente Nacional Regulador del Gas (“ENARGAS”).

The NGL Production and Commercialization segment revenue decreased 25% to Ps. 161.6 million in the three-month period ended September 30, 2009, from Ps. 216.5 million in the same period of 2008. This variation stems from a 60% decrease in the volume exported, mainly resulting from a lower production at the Cerri Complex plant. The main factors which contributed to the decline in NGL production were: (i) lower natural gas availability derived from labor union conflicts, which affected natural gas  production; and, (ii) the fifteen-day scheduled plant maintenance shutdown during 2009’s third quarter.

NGL Production and Commercialization revenue accounted for approximately 48% and 58% of the total revenue during the third quarter of 2009 and 2008, respectively. NGL Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex. This complex is located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, and through which ethane, propane, butane and natural gasoline are recovered. This segment also commercializes NGL for both, the Company’s own account and on behalf of its clients.

During the third quarter of 2009 Other Services revenues amounted to Ps. 35.9 million, a 16.2% increase when compared to the Ps. 30.9 million recorded in the same 2008 period. This growth is explained mainly by the sale of a treatment plant located in the province of Salta.

The Other Services segment mainly includes midstream and telecommunication activities. As a percentage of the Company’s total revenue, Other Services accounted for approximately 11% and 8% during the three-month periods ended September 30, 2009 and 2008, respectively. Midstream activities are comprised of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction, and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the third quarter of 2009 decreased to Ps. 234.8 million from Ps. 261.7 million registered in the third quarter of 2008, mainly due to a lower NGL export taxes, which derived mainly from the significant fall in tons exported.

Net financial expense amounted to Ps. 43.8 million in the third quarter of 2009, reflecting a negative variation of Ps. 10.0 million, compared to Ps. 33.8 million reported in the same quarter of 2008. This variation is mostly explained by the lower gain, of Ps. 26.1 million, resulting from the prepayment of notes; which was partially offset by a Ps. 20.8 million lower exchange rate loss caused by a lower local currency devaluation in the 2009’s quarter.

During the third quarter of 2009, the Company reported a Ps. 26.1 million income tax expense, compared to Ps. 32.3 million for the same quarter of 2008. This decrease, of Ps. 6.2 million, is related to a lower taxable net income base reported in the third quarter of 2009.

Nine-Month Period ended September 30, 2009 vs. Nine-Month Period ended September 30, 2008

For the nine-month period ended September 30, 2009, TGS achieved a total net revenue of Ps. 1,001.6 million in comparison with Ps. 1,110.0 million earned in the same nine month period ended September 30, 2008.

Gas transportation revenue for nine-month period ended September 30, 2009, was Ps. 408.1 million, 6.4% above the Ps. 383.6 million earned in the same previous year period. This increase primarily reflects additional revenue generated by new firm transportation contracts along with incremental revenues generated by the operation and maintenance of the above mentioned expansion.

The NGL production and commercialization segment decreased 23% to Ps. 498.5 million in the nine-month period ended September 30, 2009, from Ps. 648.4 million for the same previous year period. This decrease is mainly due to the sharp decline in the international reference prices of propane, butane and natural gasoline during the last quarter of 2008; which was partially offset by the local currency devaluation effect which increased revenues measured in pesos. Additionally, revenue decreased stems from a 5.3% reduction in volumes sold.

During the nine month period ended September 30, 2009, Other Services revenues amounted to Ps. 95.0 million, increasing Ps. 17.0 million from the same period in 2008. This growth is primarily due to the effect of the sale of a treatment plant located in Salta, and higher revenues generated by midstream services.

Costs of sales and administrative and selling expenses decreased to Ps. 713.5 million in the nine-month period ended September 30, 2009, from Ps. 725.6 million in the same previous year period, mainly attributable to a lower export charge of Ps. 58.4 million, resulting from a decline in export revenues, as explained above. This effect was partially offset by a Ps. 25.6 million increase in labor costs and higher NGL variable cost of Ps. 14.8 million, derived from the new tariff charge effective as of November 2008, imposed by the Argentine government to recover the difference between the natural gas imports price and the local market prices.

Net financial expense rose to Ps. 179.1 million at the close of 2009’s period, from Ps. 67.7 million reported in the same period of 2008. The negative variation, of Ps. 111.4 million, was mainly related to the 10% devaluation of the Argentine peso during the 2009’s period, which resulted in a foreign  exchange rate loss of Ps. 75.9 million. This loss compares with the foreign exchange rate gain of Ps. 4.7 million recorded during the same period of 2008 related to a slight Argentine peso appreciation.

For the nine-month period ended September 30, 2009, TGS reported a Ps. 55.8 million income tax expense, compared to Ps. 129.8 million reported in the same period of 2008. This Ps. 74.0 million decline is due to lower taxable income reported in the 2009 period.

Liquidity and Capital Resources

Cash flow from operating activities for the nine-month period ended September 30, 2009, amounted to Ps. 380.6 million, and was mostly allocated to increase the Company’s cash position. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, and 10% by Enron Pipeline Company Argentina S.A. (“EPCA”).

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended September 30, 2009 and 2008

(In millions of Argentine pesos)

Nine-month period ended September 30, 2009	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	408.1	498.5	95.0	-	1,001.6
Operating income / (loss)	167.8	142.2	37.0	(58.9)	288.1
Depreciation of PP&E	114.4	29.7	9.2	2.3	155.6
Additions to PP&E	65.7	18.4	13.0	5.4	102.5
Identifiable assets	3,719.1	425.1	213.9	984.6	5,342.7
Identifiable liabilities	398.0	87.4	9.5	1,768.0	2,262.9

Nine-month period ended September 30, 2008
Net revenues	383.6	648.4	78.0	-	1,110.0
Operating income / (loss)	157.0	246.5	22.7	(41.8)	384.4
Depreciation of PP&E	113.1	27.4	10.7	1.2	152.4
Additions to PP&E	143.7	13.6	3.7	7.2	168.2
Year ended December 31, 2008
Identifiable assets	3,775.3	413.5	191.3	653.2	5,033.3
Identifiable liabilities	302.4	62.2	14.1	1,581.9	1,960.6

Breakdown of Net Financial Expense for the nine-month periods ended September 30, 2009 and 2008

(In millions of Argentine pesos)

	2009	2008
Generated by Assets
Interest	9.3	12.5
Foreign exchange gain / (loss)	80.1	(7.8)
Subtotal	89.4	4.7
Generated by Liabilities
Interest expense	(112.5)	(103.4)
Foreign exchange (loss ) / gain	(156.0)	12.5
Result of debt prepayment	10.8	32.5
Others	(10.8)	(14.0)
Subtotal	(268.5)	(72.4)
Total	(179.1)	(67.7)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008
(In millions of Argentine pesos)

	09/30/2009	12/31/2008
Current assets		
Cash and deposits in banks	333.9	268.6
Investments, net	600.0	336.1
Trade receivables, net	210.7	177.6
Other receivables	30.7	34.8
Inventories	19.2	12.3
Total current assets	**1,194.5**	**829.4**
Non current assets		
Trade receivables	13.2	12.7
Other receivables	9.7	10.1
Investments, net	1.2	2.3
Property, plant and equipment, net	4,118.0	4,171.8
Intangible assets, net	6.1	7.0
Total non current assets	**4,148.2**	**4,203.9**
Total assets	**5,342.7**	**5,033.3**
Current liabilities		
Accounts payable	203.6	185.5
Loans	46.7	13.9
Payroll and social security taxes payable	34.3	31.2
Taxes payable	55.9	28.4
Advances from customers	20.2	21.5
Other liabilities	4.9	12.1
Provisions for contingencies	75.0	65.6
Total current liabilities	**440.6**	**358.2**
Non current liabilities		
Loans	1,519.3	1,398.5
Taxes payable	56.7	54.6
Advances from customers	246.3	149.3
Total non current liabilities	**1,822.3**	**1,602.4**
Total liabilities	**2,262.9**	**1,960.6**
Shareholders' equity	**3,079.8**	**3,072.7**
Total liabilities and shareholders' equity	**5,342.7**	**5,033.3**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2009 and 2008

(In millions of Argentine pesos)

	2009	2008
Cash flows provided by operating activities		
Net income for the period	38.7	173.1
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	155.6	152.4
Amortization of intangible assets	0.8	1.2
Consumption of materials	0.7	22.0
Increase in allowances and provisions	9.9	15.7
Write off of intangible assets retired	0.1	0.9
Loss / (gain) on related companies	1.1	(1.4)
Interest expense accrual	112.5	103.4
Result of debt prepayment	(10.8)	(32.5)
Interest expense paid	(59.4)	(64.4)
Income tax accrued	55.8	129.8
Income tax and asset tax paid	(10.6)	(10.3)
Foreign exchange loss	152.3	(12.3)
Changes in assets and liabilities:		
Investments other than cash and cash equivalents	-	2.7
Trade receivables	(34.0)	(94.0)
Other receivables	4.5	36.5
Inventories	(6.9)	8.6
Accounts payable	28.6	14.8
Payroll and social security taxes	3.0	3.3
Taxes payable	(15.6)	(8.1)
Advances from customers	(38.7)	(15.2)
Other liabilities	(7.0)	1.5
Cash flows provided by operating activities	**380.6**	**427.7**
Cash flows used in investing activities		
Additions to property, plant and equipment	(109.3)	(180.9)
Investments other than cash and cash equivalents	-	28.4
Cash flows used in investing activities	**(109.3)**	**(152.5)**
Cash flows provided by / (used in) financing activities		
Advances from customers	113.5	47.2
Dividends paid	(30.0)	(32.0)
Payment of loans	(25.6)	(120.7)
Cash flows provided by / (used in) financing activities	**57.9**	**(105.5)**
Net increase in cash and cash equivalents	**329.2**	**169.7**
Cash and cash equivalents at the beginning of the year	**604.7**	**391.3**
Cash and cash equivalents at the end of the period	**933.9**	**561.0**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/José Zuliani
	Name:	José Zuliani
	Title:	Senior Legal Counsel

Date: November 6, 2009

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